UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

             [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [] Form 10-Q

For Period Ended: September 30, 2000 . . . . . . . . . SEC FILE NUMBER 000-30061
                                                       CUSIP NUMBER 855908 10 9
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-K

Part I - Registrant Information

         Full Name of Registrant                     Staruni Corporation
                                                     -----------------------

         Former Name if Applicable                           N/A
                                                         -----------

         Address of Principal Executive Office:      1642 Westwood Blvd
                                                     Los Angeles, CA 90024

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

     The Company completed a major acquisition in November, 2000. Information regarding the acquisition needs to be disclosed in the footnotes to the financial statements. The Company's auditors have taken extra time to complete the audit. Because of the problems created by the acquisition and the subsequent delay in the completion of the audit, the Company could not file its Form 10-KSB in a timely manner without unreasonable effort or expense.

Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

                 Bruce Stuart              President            (310) 470-9358
                 -------------------------------------------------------------
                 (Name)                      (Title)         (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
               (X) Yes ( ) No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( ) Yes (X ) No

               If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes. N/A


                               Staruni Corporation
                  --------------------------------------------
                  (Name of Registrant as specified in Charter)

               has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 28, 2000                     By: /s/ Bruce Stuart
      ------------------------------           ------------------------------
                                               Name: Bruce Stuart
                                               Title:    President